P.E. 3/31/01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

First Quarter Report ended **March 31, 2001**

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1Z7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)

Date: **August 23, 2001**

Bradford Cooke
President

7503s

Canarc Resource Corp.

MANAGEMENT DISCUSSION AND ANALYSIS
FIRST QUARTER FISCAL 2001 – March 31, 2001

The Management's Discussion and Analysis (MD&A) for this first fiscal quarter of 2001 should be read in conjunction *with the interim consolidated financial statements for the three month period ended* March 31, 2001. *It* has been prepared with the understanding that all readers are already familiar with the MD&A for the fiscal period ended December 31, 2000 contained in the Company's Annual Report that has also provided update comments on actions taken by management in the first quarter of 2001. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also of what management initiatives have been taken to increase shareholder value for the future.

Overview

Since its incorporation the Company has endeavored to secure valuable mineral properties which in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end. the Company has expended its funds on mineral properties which it believes has the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller mining companies and will continue unless positive cash flow is achieved.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business which may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting smaller resource companies. The Company is not aware of any changes in it's the results of its operations that are other than those normally encountered in its ongoing business.

Liquidity and Capital Resources

The Company's working capital deficit was $66,000 as compared to positive working capital of $42,000 at December 31, 2000. Subsequent to March 31, 2001, the Company completed a private placement and raised approximately $300,000. In May 2001, the Company announced the CA$450,000 equity financing. The private placement was for 3 million units priced at CA$0.15 per unit, with each unit consisting of one common share and one common share purchase warrant and closed on June 1, 2001. The warrants have a three year term and each warrant can be exercised to purchase a common share at CA$0.18 within two years and CA$0.20 within the third year. The proceeds will be added to working capital so as to maintain a positive treasury into 2002. The Company also announced further cost-cutting measures by laying off the balance of its geological staff.
The Company's principal source of funds continues to be from raising capital by way of issuing securities, however the Company issued no securities in the period. During the year ended December 31, 2000 the Company raised $210,000 cash through the issue of securities. In addition the Company issued 2,353 shares by way of share appreciation rights in lieu of the exercise of 10,000 stock options by a former employee.

Results of Operations

The Company experienced a loss of $112,000 ($0.01 per share) for the 3 month period ending March 31, 2001 as compared to a loss of $130,000 ($0.01 per share) for the 3 month period ending March 31, 2000. Write downs of resource properties and investments were a total of only $52,000 for the 3 month period ending March 31, 2001 as compared to $0 for 3 month period ending March 31, 2000.

The Company incurred cash expenditures totalling $49,000 on general and administration, travel and shareholder relations for the 3 month period ending March 31, 2001 as compared to $146,000 for the 3 month period ending March 31, 2001. Property investigation costs increased to $37,000 for the 3 month period ending March 31, 2001 as compared to $28,000 for the 3 month period ending March 31, 2001. The use of capital during the 3 month period ending March 31, 2001 was mainly directed to resource properties and fixed assets with $56,000 invested, as compared to $136,000 having been invested for the 3 month period ending March 31, 2001.

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in United States dollars)

(Unaudited – See Notice to Reader)

March 31, 2001

G. Ross McDonald*

Chartered Accountant

*Denotes incorporated professional

Suite 1502, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

NOTICE TO READER

I have compiled the consolidated balance sheet of Canarc Resources Corp. as at March 31, 2001 and consolidated statements of operations and deficit and cash flows for the period then ended from information provided by the Company. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
May 28, 2001

CANARC RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of United States dollars)

(Unaudited – See Notice to Reader)

	March 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 57	$ 98
Marketable securities (Note 3)	167	179
Due from related parties (Note 6)	7	7
Receivables	19	36
	250	320
RESOURCE PROPERTIES (Note 4)	19,778	19,886
CAPITAL ASSETS	487	490
	$ 20,515	$ 20,696
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 309	$ 349
Due to related party	7	13
	316	362
NON-CONTROLLING INTEREST IN SUBSIDIARY	107	130
SHAREHOLDERS' EQUITY		
SHARE CAPITAL		
Authorized:		
100,000,000 common shares without par value		
Issued:		
40,834,801 common shares	44,198	44,198
DEFICIT	(24,106)	(23,994)
	20,092	20,204
	$ 20,515	$ 20,696

Going concern (Note 1)
Commitments and contingencies (Note 4)
Subsequent event (Note 8)

APPROVED BY THE DIRECTORS

"Bradford J. Cooke" — Director

"Chris Theodoropoulos" — Director

CANARC RESOURCE CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(expressed in thousands of United States dollars)

(Unaudited – See Notice to Reader)

	Three months ended March 31, 2001	Three months ended March 31, 2000
REVENUE		
Investment and other income	$ 6	$ 41
COSTS AND EXPENSES		
General and administrative	48	101
Property investigation	37	28
Amortization	2	2
Shareholder relations	1	39
Travel	-	6
Write-down of resource properties	52	-
	140	176
LOSS BEFORE THE UNDERNOTED	134	135
Non-controlling interest	22	(5)
LOSS FOR THE PERIOD	112	130
DEFICIT, BEGINNING OF PERIOD	23,994	23,223
DEFICIT, END OF PERIOD	$ 24,106	$ 23,353
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	40,834,801	39,782,448
LOSS PER SHARE	$ 0.01	$ 0.01

CANARC RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of United States dollars)

(Unaudited – See Notice to Reader)

	Three months ended March 31, 2001	Three months ended March 31, 2000
CASH PROVIDED FROM (USED FOR):		
OPERATING ACTIVITIES:		
Loss for the period	$ (112)	$ (130)
Items not involving cash:		
Write-down of resource properties	52	-
Gain on sale of marketable securities	(3)	(12)
Non-controlling interest	(22)	(5)
Amortization	2	2
Changes in non-cash operating working capital:		
Due to/from related parties	(6)	(4)
Receivables	17	(3)
Accounts payable and accrued liabilities	(40)	(82)
	(112)	(234)
INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	15	-
Resource properties, net of recoveries	56	136
	71	136
DECREASE IN CASH AND CASH EQUIVALENTS	(41)	(98)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	98	177
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 57	$ 79

There were no non-cash transactions during the period ended March 31, 2001.

(Tabular dollar amounts expressed in thousands of United States dollars, except as per share amounts)

1. GOING CONCERN

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable. The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company's interest in the underlying properties (Note 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $24,106,165 at March 31, 2001. Furthermore, the Company has a working capital deficiency of $66,429 as at March 31, 2001, which is not sufficient to achieve the Company's planned business objectives. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, and Minera Aztec Silver Corporation, in which the Company holds a 63% interest at March 31, 2001. All significant intercompany transactions and balances have been eliminated.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2000.

3. MARKETABLE SECURITIES

Included in marketable securities are shares of Consolidated Magna Ventures Ltd., a company with certain common directors.

(Tabular dollar amounts expressed in thousands of United States dollars, except as per share amounts)

4. RESOURCE PROPERTIES

	Acquisition Costs	Exploration/ Development	Total
British Columbia:			
New Polaris (Note 4(a)(i))	$ 3,605	$ 8,656	$ 12,261
Eskay Creek (Note 4(a)(ii))	188	14	202
Finn/Ish (Note 4(a)(iii)	2	-	2
Costa Rica:			
Bellaviesta (Note 4(b))	324	-	324
Suriname:			
Sara Kreek (Note 4(c)(i))	1,567	3,434	5,001
Benzdorp (Note 4(c)(ii))	151	1,837	1,988
	$ 5,837	$ 13,941	$ 19,778

(a) **British Columbia**

(i) New Polaris

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

(ii) Eskay Creek

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Homestake Canada Inc. The property is subject to a 2% net smelter return in favour of a related company.

(iii) Finn/Ish

In February, 2001 the Company was granted an option to acquire a 100% interest in nine mineral claims located in the Kamloops Mining Division, British Columbia in consideration of cash payments in the aggregate of Cdn $35,000 (Cdn $2,500 paid), the issue of 200,000 common shares and incurring exploration expenditures in the aggregate of Cdn $80,000 on the property over a three year period

(iv) Red

In February, 2001 the Company was granted an option to acquire a 100% interest in four mineral claims located in the Kamloops Mining Division, British Columbia in consideration of the issue of 100,000 common shares and incurring exploration expenditures in the aggregate of Cdn $60,000 on the property over a three year period. The property is subject to a 2% net smelter return in favour of the optionor.

(Tabular dollar amounts expressed in thousands of United States dollars, except as per share amounts)

4. RESOURCE PROPERTIES (continued)

(b) Bellavista, Costa Rica

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica. A property agreement giving Wheaton River Minerals Ltd. the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.

(c) Suriname

(i) Sara Kreek

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession. The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.

(ii) Benzdorp

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four year period. The agreement provides for escalated advance royalty payments commencing in October 2000 in connection with the timing of completion of a feasibility study. At March 31, 2001, the Company has earned a 40% interest in the Benzdorp property, but has elected not to expend any further monies or to make any further payments until the property owner transfers the exploration rights on the property to the corporate entity contemplated in the agreement, as provided under the terms of the agreement.

(d) Mexico

Clara

In March, 2001 the Company was granted an option to acquire a 100% interest in two mineral claims located in Mexico in consideration of incurring exploration expenditures on the property of $500,000, issuing 500,000 shares of the Company's subsidiary Minera Aztec Silver Corporation and paying an aggregate of $185,000 to the optionor, over a four year period. The optionor will retain a 2% smelter return of which 50% may be purchased for $1,000,000. The agreement is subject to a due diligence review and the signing of a formal agreement.

(e) Expenditure options

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia, Suriname and Mexico, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

(Tabular dollar amounts expressed in thousands of United States dollars, except as per share amounts)

4. RESOURCE PROPERTIES (continued)

		Option/Advance Royalty Payments	Expenditure Commitment	Shares
Benzdorp (Note 4(c)(ii))				
December 31,	2001 [i]	$ 150	$ -	-
	2002	200	-	-
	2003	250	3,500	-
	2004	250	-	-
	2005	250	-	-
	2006	500	-	-
Sara Kreek (Note 4(c)(i))				
On commercial production		-	-	200,000
New Polaris (Note 4(a)(i))				
Net profit interest buyout		-	-	150,000
Clara (Note 4(d)	2001	50		50,000 [ii]
	2002	100		50,000
	2003	150		100,000
	2004	200		300,000
Finn/Ish (Note 4(a)(iii)	2001	-	-	50,000 [iii]
	2002	3	-	50,000
	2003	7	20	50,000
	2004	10	33	50,000
Red (Note 4(a)(iv)	2001	-	-	25,000 [iii]
	2002	-	-	25,000
	2003	-	13	25,000
	2004	-	27	25,000
		$ 2,120	$ 3,593	1,150,000

[i] The timing of these option/advance royalty payments is dependent upon the owner transferring the exploration rights to the Benzdorp property to the corporate entity contemplated under the agreement. Should this transfer not occur in 2001, these payments will each be extended by one year.

[ii] Shares of the Company's subsidiary, Minera Aztec Silver Corporation, to be issued.

[iii] To be issued upon receipt of regulatory approval of the option agreement.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon. These amounts do not include future cash payments payable to the Company and related exploration expenditures on properties optioned to third parties.

(Tabular dollar amounts expressed in thousands of United States dollars, except as per share amounts)

4. RESOURCE PROPERTIES (continued)

(f) Resource properties contingencies

The Company has diligently investigated rights of ownership of all of the resource properties/concessions to a level which is acceptable by prevailing industry standards with respect to the current stage of developments of each property/concession in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

5. SHARE CAPITAL

(a) Stock options

	Number of Shares	Weighted Average Exercise Price (Cdn)
Outstanding, December 31, 2000 and March 31, 2001	4,258,500	$0.46
Exercise price range (Cdn)	$0.25-$0.92	

At March 31, 2001, the options outstanding are all exercisable and expire at various dates from July 4, 2007 to June 23, 2010.

(b) Warrants

	Maturity Date	Exercise Price	Warrants
Outstanding, December 31, 2000 and March 31, 2001	June 16, 2002	Cdn $0.35	525,000

Each warrant entitles the holder to purchase one common share of the Company.

(c) Shares reserved for issuance

	Number of shares
Outstanding, March 31, 2001	40,834,801
Property agreements (Note 4(e))	1,150,000
Stock options (Note 6(b))	4,258,500
Warrants (Note 6(c))	525,000
Fully diluted, March 31, 2001	46,768,301

6. RELATED PARTY TRANSACTIONS

At March 31, 2001, amounts due from related parties comprise balances owing from companies with certain common directors. The amounts were for reimbursement of costs, plus interest, in the normal course of business.

7. SEGMENT DISCLOSURES

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $462,000 of mining equipment and vehicles which are located in Suriname.

8. SUBSEQUENT EVENT

The Company has agreed to a Cdn $450,000 private placement for the issue of 3 million units at a price of Cdn $0.15 per unit. Each unit consists of one common share and one share purchase warrant exercisable to purchase one additional common share at $0.18 per share within a two year period and at $0.20 per share within a third year.